

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2012

Via E-mail
Alan F. Feldman
Chief Executive Officer
Resource Real Estate Opportunity REIT II, Inc.
One Crescent Drive, Suite 203
Philadelphia, Pennsylvania 19112

      Re: Resource Real Estate Opportunity REIT II, Inc.
              Registration Statement on Form S-11
              Filed October 17, 2012
              File No. 333-184476

Dear Mr. Feldman:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with support for all quantitative and qualitative business and industry
        data used in the registration statement. As an example only, on page 3 you discuss how
        current apartment inventory is in disrepair and that new construction is at "historically"
        low levels. Please also provide copies of market research culled from Standard and
        Poor's, Real Capital Analytics, Trepp, Richard Florida and David Brooks. Please
        highlight the specific portions that you are relying upon in such materials so that we can
        reference them easily. Please note that the requested information should be filed as
        EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a
        cover letter indicating that the material is being provided pursuant to Securities Act Rule
        418 and that such material should be returned to the registrant upon completion of the
        staff review process.

4.   We note on page 206 that you intend to utilize sales materials, please submit such
        materials proposed to be transmitted to prospective investors, orally or in writing. Please
        be aware that we will need time to review these materials. In addition, note that sales
        materials must set forth a balanced presentation of the risks and rewards to investors and
        should not contain any material information or disclosure regarding the offering that is
        not derived from or disclosed in the prospectus.

5.   We note your reference on the cover page and analysis on page 35 regarding why you
        believe your planned investment activities will permit you and your subsidiaries to
        maintain an exemption from registration under the Investment Company Act of 1940.
        Please provide us with a detailed analysis of the exemption that you and your subsidiaries
        intend to rely on and how your investment strategy will support that exemption. Please
        note that we will refer your response to the Division of Investment Management for
        further review.

6.   Please revise to clarify, if true, that your sponsor is your sole promoter. Refer to Item
        11(d) of Form S-11.

7.   We note your disclosure in the filing regarding the potentially dilutive effects of the
        convertible stock that will be issued to your advisor prior to the commencement of the
        offering. Please provide dilution disclosure as required by Item 506 of Regulation S-K or
        tell us why you believe it is not required. Refer also to Item 5 of Form S-11.

Prospectus Cover Page

8.   Please ensure that your cover page does not exceed one page in length as required by
        Item 501(b) or Regulation S-K. Consider removing information that is not required or
        key to an investment decision.

9.   Please include a risk factor on the cover page that there is no guarantee of a liquidity
        event. Please also include this risk factor in your summary discussion on page 4.

<u>What are the fees that you will pay to the advisor and its affiliates?, page 13</u>

10.   Please explain why the acquisition fees disclosed on page 69 for your minimum offering differ from the acquisition fees for the minimum offering in this section.

<u>Risk Factors</u>

<u>General</u>

11.   Please review your risk factors and eliminate those generic risks which are not applicable to your business prospects and investment strategy. For instance, we note that you have included risk factor disclosure relevant to industrial, healthcare, hotel and hospitality properties, which appears beyond the scope of your targeted real estate sectors. Alternatively, please revise such generic risk factors to demonstrate risks specific to your business.

<u>The value of a share of our common stock may be diluted if we pay a stock distribution, page 28</u>

12.   Please supplement your disclosure in this risk factor caption and narrative to also discuss the potentially dilutive impact of cash distributions paid in excess of earnings.

<u>Risks Related to Conflicts of Interest, page 31</u>

13.   Please add a risk factor in this section to highlight and discuss your advisor's ability to assign certain of its responsibilities under the advisory agreement, consistent with your disclosure on page 78.

<u>Management, page 71</u>

14.   We note your disclosure that the convertible stock is economically similar to a back-end incentive fee. Your disclosure on the calculation of the conversion amount is difficult to follow. Please revise. Consider providing a numerical example.

15.   Please also expand your risk factor disclosure to explain the difficultly in terminating your advisor given that the advisor will still be entitled to the convertible stock which is economically similar to a back-end incentive fee.

16.   Please also describe any termination fees that may be payable to your advisor, the property manager or the dealer manager or any of their affiliates.

Management Compensation, page 84

17.   We note your disclosure on page 87 that you will reimburse the expenses incurred by
        your advisor, including your allocable share of costs for advisor personnel and overhead,
        including allocable personnel salaries and other employment expenses. Please
        specifically disclose whether you will reimburse your advisor or any of its affiliates for
        the salaries and benefits to be paid to your named executive officers. In addition, in
        future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please
        disclose the amount of fees paid to the advisor and its affiliates, break out the amounts
        paid pursuant to the acquisition fees, management fee and the reimbursement provision,
        and within reimbursements specify any amounts reimbursed for salaries or benefits of a
        named executive officer.

Our Affiliates' Interests in Other Resource Real Estate Programs, page 91

18.   For each of the programs listed in this section, revise to clarify the status of operations,
        including an expanded discussion of which programs are still purchasing properties that
        may compete with you so that investors can place in context the risk that your advisor's
        competing interest could have on your operations.

Investment Objectives and Policies, page 102

General

19.   Please include a specific statement as to whether or not it is the company's policy to
        acquire assets primarily for possible capital gain or primarily for income. See Instruction
        5 to Item 13(a) of Form S-11.

Experience Buying, Improving and Selling Discounted Real Estate Related Debt, page 108

20.   Please add prominent disclosure to this section that describes that these dispositions are
        not indicative of the performance of your prior programs, that your prior programs have
        experienced adverse business developments and that investors should refer to your
        relevant prior performance disclosure. Alternatively, consider removing this disclosure.

Plan of Operation

Liquidity and Capital Resources, page 127

21.   We note that you will reimburse your adviser for expenses incurred in connection with
        your organization and offering. Please disclose the amount of reimbursable costs incurred
        to date. Also, please disclose your accounting policy for organization and offering costs.

Distributions, page 128

22.   We note from page 28 in the risk factors section that you intend to fund distributions once your board determines that you possess sufficient cash flow; however, you also reserve the right to fund distributions from sources other than cash flow from operations. Please revise the third paragraph in this section to affirmatively state whether you intend to fund your initial distributions from sources other than cash flow from operations and earnings.

Adverse Business Developments or Conditions, page 145

23.   We note your disclosure in this section regarding increased vacancy rates for multifamily property owners during the recession. Please revise to discuss how the vacancy rates for your prior programs were impacted.

Federal Income Tax Considerations, page 147

24.   We note your statement that DLA Piper LLP (US) is rendering an opinion that you are organized in conformity with the requirements for qualification and taxation as a REIT. Please revise your disclosure prior to effectiveness to reflect that counsel has rendered such opinion.

Share Redemption Program, page 188

25.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

26.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Consolidated Balance Sheet, page F-3

27.   We note that you have authorized 50,000 shares of convertible stock and that you plan to issue these shares to your advisor. Please tell us how you intend to account for the shares upon issuance and going forward from a balance sheet perspective as well as an income statement/compensation perspective. Specifically, tell us the guidance you relied upon to determine your accounting treatment.

Appendix A – Prior Performance Tables

28.   Please tell us how you determined which programs have similar investment objectives.

Table I (Unaudited) – Experience in Raising and Investing Funds, A-2

29.   Please revise the "Dollar amount raised" to reflect a percentage amount of 100%. Please also revise the remaining line items in the table to express all other amounts as percentages of the amount raised, including amounts captured by the "total acquisition cost" line item.

Table I (On A Percentage Basis) – Experience in Raising and Investing Funds, page A-3

30.   Please explain your basis for inclusion of the table disclosure for Resource Capital Corp., considering that the referenced offering closed in February 2006, which appears outside of the 3 year window highlighted in Instruction 1 to Table I of Guide 5.

Table II (Unaudited) – Compensation to Sponsor, page A-4

31.   Please explain what you mean by your assertion that the programs represented here have "somewhat" similar investment objectives as yours. Please reconcile this disclosure with the narrative preceding the tables. We may have further comment. Please provide a similar explanation for the lead-in language to Table V, if applicable.

Table III (Unaudited) Annual Operating Results of Prior Real Estate Programs, pages A-8 through A-12

32.   You disclose on page A-7 that all private programs are presented on an income tax basis; however, all of the tables indicate that net income is presented on a GAAP basis. Please clarify if any of the tables include results on an income tax basis and revise your disclosure in the tables, as necessary, to indicate the basis presented.

33.   Please explain to us why Investment Management Fees are added to cash generated from operations, sales and refinancing to ultimately arrive at cash generated (deficiency) after cash distributions.

<u>Item 37. Undertakings, page II-4</u>

34.   Please revise the last sentence in undertaking (f) in this section to clarify that your post-effective amendments will include audited financial statements, consistent with the format prescribed by Rule 3-14 of Regulation S-X, that have been filed or should have been filed on Form 8-K for <u>all</u> significant property acquisitions that have been consummated. As currently drafted, it is unclear how you are limiting such disclosures by reference to Items 2.01 and 9.01 of Form 8-K.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Robert H. Bergdolt, Esq.
       Laura K. Sirianni, Esq.
       DLA Piper LLP